EXHIBIT 99.1

News Release dated May 3, 2021, Suncor Energy reports first quarter 2021 results

FOR IMMEDIATE RELEASE

Suncor Energy reports first quarter 2021 results

Unless otherwise noted, all financial figures are unaudited, presented in Canadian dollars (Cdn$), and have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. Production volumes are presented on a working-interest basis, before royalties, except for production values from the company's Libya operations, which are presented on an economic basis. Certain financial measures referred to in this news release (funds from operations, operating earnings (loss), free funds flow, Oil Sands operations cash operating costs and Syncrude cash operating costs) are not prescribed by Canadian generally accepted accounting principles (GAAP). See the Non-GAAP Financial Measures section of this news release. References to Oil Sands operations, production and cash operating costs exclude Suncor Energy Inc.’s interest in Fort Hills and Syncrude.

Calgary, Alberta (May, 3, 2021) – “Building on the previous quarter’s operational momentum, Suncor generated $2.1 billion in funds from operations, far exceeding all of our capital expenditures and dividend commitments in the first quarter of 2021,” said Mark Little, president and chief executive officer. “Strong operational performance, combined with the incremental free funds flow benefits from our strategic investments, have enabled us to make significant progress towards our annual debt reduction and share buyback targets. In fact, in the first quarter of 2021, we reduced our total debt by $1.1 billion and repurchased over $300 million in common shares, representing approximately 1% of our outstanding common shares.”

•	Funds from operations increased to $2.110 billion ($1.39 per common share) in the first quarter of 2021, which included an after-tax restructuring charge of $126 million ($0.08 per common share), compared to $1.001 billion ($0.66 per common share) in the prior year quarter. Funds from operations included a first-in, first-out (FIFO) inventory valuation gain of $373 million after-tax in the first quarter of 2021, compared to a FIFO inventory valuation loss of $446 million after-tax in the prior year quarter. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $2.345 billion ($1.54 per common share) in the first quarter of 2021, compared to $1.384 billion ($0.91 per common share) in the prior year quarter.

•	The company recorded operating earnings[1] of $746 million ($0.49 per common share) in the first quarter of 2021, which included a FIFO inventory valuation gain of $373 million after-tax, compared to an operating loss of $421 million ($0.28 per common share) in the prior year quarter, which was impacted by a FIFO inventory valuation loss of $446 million after-tax. The company had net earnings of $821 million ($0.54 per common share) in the first quarter of 2021, compared to a net loss of $3.525 billion ($2.31 per common share) in the prior year quarter, which was impacted by $1.798 billion of non-cash after-tax asset impairment charges and a $1.021 billion unrealized after-tax foreign exchange loss on the revaluation of U.S. dollar denominated debt.

•	Suncor’s total upstream production increased to 785,900 barrels of oil equivalent per day (boe/d) in the first quarter of 2021, compared to 739,800 boe/d in the prior year quarter, on combined upgrader utilization[2] of 97% and record In Situ production. Together, the fourth quarter of 2020 and first quarter of 2021 represent the best sequential synthetic crude oil (SCO) production performance in the company’s history – another important step in Suncor’s continued journey towards improved and sustained reliability.

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•	In the first quarter of 2021, Oil Sands operations cash operating costs per barrel decreased by approximately 20% to $23.30 and Syncrude cash operating costs per barrel decreased by approximately 10% to $32.25 compared to the prior year quarter due to a combination of increased production and improved cost performance. Further cost reductions are anticipated via the implementation of digital technologies, which are currently underway, and the assumption of Syncrude operatorship on September 30, 2021.

•	Refining and Marketing delivered funds from operations of $962 million, which included a FIFO inventory valuation gain of $373 million after-tax, compared to $224 million in the prior year quarter, which was impacted by a FIFO inventory valuation loss of $446 million after-tax. The company leveraged its marketing and logistics capabilities to achieve first quarter refinery utilization rates that continued to outperform the Canadian refining industry average by over 15%[3].

•	During the first quarter of 2021, the company cancelled $2.8 billion in bi-lateral credit facilities, reduced short-term debt and repaid higher interest long-term debt. The company also issued US$750 million of 3.75% senior unsecured notes and $500 million of 3.95% senior unsecured medium term notes, both due in 2051. The company reduced total debt by $1.1 billion in the first quarter of 2021.

•	The company increased shareholder returns with $319 million in dividends paid and $318 million in shares repurchased, representing approximately 12 million shares, or approximately 1% of the total common shares outstanding.

•	As demonstrated this quarter, the company continues to execute on its previously announced 2021 commitment of allocating incremental free funds flow towards debt repayment and share buybacks. Management plans to allocate two-thirds of incremental free funds flow to further debt repayment and one-third to additional share buybacks.

Financial Results

Operating Earnings (Loss)

Suncor’s first quarter 2021 operating earnings were $746 million ($0.49 per common share), compared to an operating loss of $421 million ($0.28 per common share) in the prior year quarter. In the first quarter of 2021, crude oil and refined product realizations improved compared to the prior year quarter, which was significantly impacted by an unprecedented decline in transportation fuel demand due to the impacts of the COVID-19 pandemic and an increase in OPEC+ crude supply. The improving business environment in the first quarter of 2021 also resulted in a net inventory valuation gain, reflecting a FIFO gain as a result of the increasing value of refinery feedstock, partially offset by an increase in the elimination of intersegment profit in inventory. Operating earnings in the first quarter of 2021 also reflected the 46,100 boe/d increase in upstream production, compared to the prior year quarter, as well as lower depreciation, depletion and amortization (DD&A) and exploration expense.

Net Earnings (Loss)

Suncor’s net earnings were $821 million ($0.54 per common share) in the first quarter of 2021, compared to a net loss of $3.525 billion ($2.31 per common share) in the prior year quarter. In addition to the factors impacting operating earnings (loss) discussed above, net earnings for the first quarter of 2021 included a $181 million unrealized after-tax foreign exchange gain on the revaluation of U.S. dollar denominated debt, an after-tax restructuring charge of $126 million and a $20 million after-tax unrealized gain on risk management activities. The net loss in the prior year quarter included $1.798 billion of non-cash after-tax asset impairment charges, a $1.021 billion unrealized after-tax foreign exchange loss on the revaluation of U.S. dollar denominated debt, a $397 million after-tax hydrocarbon inventory write-down to net realizable value, and a $112 million after-tax unrealized gain on risk management activities.

Funds from Operations and Cash Flow Provided by Operating Activities

Funds from operations were $2.110 billion ($1.39 per common share) in the first quarter of 2021, which included an after-tax restructuring charge of $126 million ($0.08 per common share), compared to $1.001 billion ($0.66 per common share) in the first quarter of 2020. Funds from operations were influenced by the same factors impacting operating earnings (loss) noted above.

Cash flow provided by operating activities, which includes changes in non-cash working capital, was $2.345 billion ($1.54 per common share) for the first quarter of 2021, compared to $1.384 billion ($0.91 per common share) in the prior year quarter. In addition to the factors noted above, cash flow provided by operating activities was further impacted by a source of cash associated with the company’s working capital balances in both periods. The source of cash in the first quarter of 2021 was primarily due to an increase in accounts payable and accrued liabilities, including a restructuring charge associated with the continuation of the company’s workforce reductions, partially offset by an increase in accounts receivable and inventory due to an increase in commodity prices through the quarter.

Operating Results

Building on strong upstream exit rates in 2020, the company increased quarterly production in the first quarter of 2021, reflecting reliable performance across its assets. Suncor’s total upstream production increased to 785,900 boe/d in the first quarter of 2021, compared to 739,800 boe/d in the prior year quarter, and included the second-best quarter of SCO production in the company’s history.

The company’s net SCO production increased to 519,900 barrels per day (bbls/d) in the first quarter of 2021 from 503,600 bbls/d in the first quarter of 2020, as a result of increased upgrader utilization. The Syncrude and Oil Sands operations upgraders achieved combined upgrader utilization of 97% in the first quarter of 2021, compared to 93% in the prior year quarter, despite coker annual planned maintenance at Oil Sands Base that commenced late in the first quarter of 2021 and was completed subsequent to the end of the quarter. SCO production in the first quarter of 2021 was further enhanced by the internal transfers from Oil Sands Base to Syncrude via the interconnecting pipelines, which increased the production of higher value SCO.

Together, the fourth quarter of 2020 and first quarter of 2021 represent the best sequential SCO production performance in the company’s history – another important step in Suncor’s continued journey towards improved and sustained reliability. To maintain this level of safe, reliable and efficient operations, the company will begin its five-year planned maintenance turnaround at Oil Sands Base plant Upgrader 2 as well as Syncrude’s planned maintenance turnaround at its largest coker during the second quarter of 2021. The anticipated production impact of these planned maintenance events has been reflected in the company’s 2021 guidance.

The company’s non-upgraded bitumen production increased to 170,700 bbls/d in the first quarter of 2021 from 126,500 bbls/d in the prior year quarter, which included the best In Situ quarterly production in the company’s history. Record performance at Firebag reflected the first full quarter of operations following completion of debottlenecking activities in late 2020. At MacKay River, production in the prior year quarter was impacted by an outage that occurred in late 2019.

The increase in non-upgraded bitumen production from In Situ was partially offset by lower production at Fort Hills following the decision to reduce production in 2020 due to lower oil prices and reflecting a change to the mining ramp up strategy. Under the revised ramp up strategy, Fort Hills will hold production to one primary extraction train while operating the full mine fleet in order to reduce operational volatility and operating costs. The asset is expected to transition to both primary extraction trains operating at normal rates in the third quarter of 2021 with no impact to the annual Fort Hills production guidance range.

Exploration and Production (E&P) production during the first quarter of 2021 decreased to 95,300 boe/d from 109,700 boe/d in the prior year quarter, primarily due to natural declines. Both periods were impacted by the absence of production from Terra Nova as the asset has remained off-line since the fourth quarter of 2019.

Refinery crude throughput was 428,400 bbls/d and refinery utilization was 92% in the first quarter of 2021, compared to refinery crude throughput of 439,500 bbls/d and refinery utilization of 95% in the prior year quarter. During the first quarter of 2021, the company maintained strong refinery utilization rates as a result of the company’s marketing and logistics network, including the expansion of its Burrard product export terminal, which increases the optionality of the company’s sales channels. Refined product sales in the first quarter of 2021 were 548,100 bbls/d, compared to 531,500 bbls/d in the prior year quarter, which reflects an increase of more than double the export sales volumes, compared to the prior year quarter, and a draw in product inventory in the current quarter, partially offset by lower retail gasoline sales. The company will begin planned maintenance activities in the downstream in the second quarter of 2021. The anticipated impact of these planned maintenance events has been reflected in the company’s 2021 guidance.

“In the first quarter of 2021 we demonstrated our continued commitment to operational excellence through combined upgrader utilization of 97%, record In Situ production and improved cost performance in the upstream,” said Little. “In our downstream business we continue to leverage our marketing and logistics network and optimized our inventory levels in advance of our spring turnarounds, which helped achieve average refinery utilization rates of 92% and deliver strong financial results in the quarter.”

The company’s total operating, selling and general expenses of $2.900 billion in the first quarter of 2021 were comparable with $2.936 billion in the prior year quarter despite higher production volumes, as improved Oil Sands cost performance as well as the benefits of the company’s cost-reduction initiatives executed in 2020 were partially offset by a restructuring charge of $168 million incurred in the first quarter of 2021 associated with the continuation of the company’s workforce reductions. Operating, selling and general expenses in the first quarter of 2021 included share-based compensation expense, compared to a share-based compensation recovery in the prior year quarter. The first quarter of 2020 was also impacted by a hydrocarbon inventory write-down to net realizable value as a result of the significant decline in benchmarks and demand for crude oil and refined products due to the impacts of the COVID-19 pandemic.

Strategy Update

Since the outbreak of the COVID-19 pandemic, Suncor has worked diligently to keep its workforce and customers safe, maintain its financial resiliency, reduce its operating and capital costs, and lower its cash break-even while executing on key strategic initiatives. The company believes that it is well positioned to generate significant free funds flow in both the upstream and downstream as the deployment of vaccines leads to recovering economies and an expected increase in demand for crude oil and refined products.

Critically important to Suncor’s strategy is the company’s ability to execute on its near-term plans through operational excellence, which includes an unwavering commitment to operate in a safe, reliable, cost-efficient and environmentally responsible manner. In 2021, the company will continue to advance its digital transformation, implementing process and technology improvements to increase productivity and reliability, and build on the cost reductions achieved in 2020. The assumption of Syncrude operatorship will also be a focal point this year. In the first quarter of 2021, the Syncrude joint venture owners finalized the agreement for Suncor to take over as operator of the Syncrude asset on September 30, 2021, which is expected to generate annual synergies of approximately $300 million for the joint venture owners.

“Over the last year, we have continued to deliver on our strategy – we’ve met our operating and capital-reduction targets and executed on various key strategic initiatives,” said Little. “In 2021, we’ll focus on achieving our near-term plans, including the assumption of Syncrude operatorship and continuing our digital transformation, to further strengthen our cash flow generation capabilities while meeting our debt-reduction targets and increasing shareholder returns.”

The company’s 2021 capital expenditures will focus on the safety and reliability of the company’s operations. The Oil Sands capital program is heavily weighted towards asset maintenance, which includes significant planned maintenance at both Oil Sands operations, including a five-year turnaround at Oil Sands Base plant Upgrader 2, and Syncrude, with a planned turnaround scheduled at its largest coker. Capital plans in the downstream will focus on ongoing sustainment and enhancement to refinery and retail operations.

Economic investment capital will be focused on production decline mitigation, digital investments, and the cogeneration project at Oil Sands Base and the Forty Mile Wind Power Project, both of which are expected to contribute to the company’s environmental goals and the company’s previously announced incremental annual $2 billion free funds flow target by 2025.

During the first quarter of 2021, Suncor announced an equity investment in Svante Inc., a Canadian carbon capture company. With support from Suncor and other companies, Svante plans to continue developing its technology to capture CO2 from industrial processes at reduced costs. Carbon capture is a strategic technology area for Suncor to reduce greenhouse gas emissions in Suncor’s base business and produce blue hydrogen as an energy product.

The financial health and resiliency of the company continues to be a key focus for the company in 2021. Suncor will continue to follow its capital allocation framework, which is designed to reduce debt, increase shareholder returns and invest in long-term profitable growth. As demonstrated this quarter, the company continues to execute on its previously announced 2021 commitment of allocating incremental free funds flow towards debt and share buybacks. Management plans to allocate two-thirds of incremental free funds flow to further debt repayment and one-third to additional share buybacks.

During the first quarter of 2021, consistent with its debt management and reduction strategy, Suncor cancelled $2.8 billion in bi-lateral credit facilities that were entered into to ensure access to adequate financial resources in connection with the COVID-19 pandemic. In addition, Suncor also exercised the early redemption options on its outstanding US$220 million 9.40% senior unsecured notes and $750 million 3.10% medium term notes, both due in 2021. During the first quarter of 2021, the company also issued US$750 million of 3.75% senior unsecured notes and $500 million of 3.95% senior unsecured medium term notes, both due on March 4, 2051.

Overall the company was able to strengthen its balance sheet and reduce total debt by $1.1 billion through cash flow provided by operating activities in line with its previously announced debt-reduction target.

In the first quarter of 2021, the company increased shareholder returns with $319 million in dividends paid and $318 million in shares repurchased.

Operating Earnings (Loss) Reconciliation(1)

	Three months ended March 31
($ millions)	2021	2020
Net earnings (loss)	821	(3 525)
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(181)	1 021
Unrealized gain on risk management activities(2)	(20)	(112)
Restructuring charge(3)	126	-
Asset impairment(4)	-	1 798
Impact of inventory write-down to net realizable value(5)	-	397
Operating earnings (loss)(1)(2)	746	(421)

(1)	Operating earnings (loss) is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures section of this news release.

(2)	Beginning in the first quarter of 2021, the company has revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(3)	Restructuring charge in the Corporate segment recorded in the first quarter of 2021.

(4)	During the first quarter of 2020, the company recorded non-cash after-tax impairment charges of $1.376 billion on its share of the Fort Hills assets, in the Oil Sands segment, and $422 million against its share of the White Rose and Terra Nova assets, in the E&P segment, due to a decline in forecasted crude oil prices as a result of decreased global demand due to the COVID-19 pandemic and changes to their respective capital, operating and production plans.

(5)	During the first quarter of 2020, the company recorded an after-tax inventory write-down to net realizable value of $177 million in the Oil Sands segment and $220 million in the Refining and Marketing segment as a result of a significant decline in benchmarks and demand for crude oil and refined products due to the impacts of the COVID-19 pandemic.

Corporate Guidance

Suncor has updated its Corporate Guidance for the full-year business environment outlook assumptions for Brent Sullom Voe from US$55.00/bbl to US$63.00/bbl, WTI at Cushing from US$52.00/bbl to US$60.00/bbl, WCS at Hardisty from US$39.00/bbl to US$48.00/bbl, New York Harbor 2-1-1 crack from US$15.00/bbl to US$17.00/bbl and the Cdn$/US$ exchange rate from 0.78 to 0.80, due to improvements in key forward curve pricing for the remainder of the year. As a result of these updates, the full-year current income tax expense range has increased from $300 million – $600 million to $1.0 billion – $1.3 billion.

Oil Sands operations Crown royalties have been updated from 1% – 3% to 4% – 6% and Syncrude Crown royalties have been updated from 2% – 4% to 9% – 12%, with the increase in royalty rates attributed to higher forecasted benchmark prices. As a result of the higher forecasted benchmark prices Firebag is forecasted to reach post-payout phase before the end of 2021.

For further details and advisories regarding Suncor’s 2021 annual guidance, see suncor.com/guidance.

Non-GAAP Financial Measures

Certain financial measures referred to in this news release (funds from operations, operating earnings (loss), free funds flow, Oil Sands operations cash operating costs and Syncrude cash operating costs) are not prescribed by GAAP. Operating earnings (loss) is defined in the Non-GAAP Financial Measures Advisory section of Suncor's management's discussion and analysis dated May 3, 2021 (the MD&A) and reconciled to the most directly comparable GAAP measure in the Consolidated Financial Information and Segment Results and Analysis sections of the MD&A. Beginning in the first quarter of 2021, the company has revised its calculation of operating earnings to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change. Oil Sands operations cash operating costs and Syncrude cash operating costs are defined in the Non-GAAP Financial Measures Advisory section of the MD&A and reconciled to the most directly comparable GAAP measures in the Segment Results and Analysis section of the MD&A. Funds from operations and free funds flow are defined and reconciled, where applicable, to the most directly comparable GAAP measures in the Non-GAAP Financial Measures Advisory section of the MD&A. These non-GAAP financial measures are included because management uses this information to analyze business performance, leverage and liquidity and it may be useful to investors on the same basis. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include references to: Suncor’s commitment to significantly reduce debt and increase returns to shareholders and Suncor’s plans to allocate two-thirds of incremental free funds flow to further debt repayment and one-third to additional share buybacks and that further plans to allocate capital will follow the company’s capital allocation framework, which is designed to reduce debt, increase shareholder returns and invest in profitable growth; the expectation that Suncor will take over as operator of the Syncrude asset on September 30, 2021 and the expected impact this will have on Syncrude cash operating costs, and the expectation that Suncor taking over as operator will generate gross annual synergies of $300 million; Suncor’s plan to continue to advance its digital transformation, including through the further implementation of digital technologies and the expected impacts therefrom; Suncor’s expectation regarding Fort Hills’ revised ramp up strategy, including that it will transition to both primary extraction trains operating at normal rates in the third quarter of 2021; the company’s belief that it is well positioned to generate significant free funds flow in both the upstream and downstream as the deployment of vaccines leads to recovering economies and an expected increase in demand for crude oil and refined products; Suncor’s belief that its ability to execute on its near-term plans through operational excellence will be critically important to Suncor’s strategy and that, in 2021, the company intends to continue to advance its digital transformation, implementing process and technology improvements to increase productivity and reliability and build on the cost-reduction targets achieved in 2020; the cogeneration project at Oil Sands Base to replace the existing coke-fired boilers and the Forty Mile Wind Power Project and the expectation that these projects will contribute to Suncor’s environmental goals and incremental free funds flow target; that the financial health and resiliency of the company will continue to be a key focus for the company in 2021; statements with respect to planned maintenance events and the timing thereof, including the five-year planned maintenance turnaround at Oil Sands Base Upgrader 2, Syncrude’s largest coker and in the downstream; and Suncor’s full-year outlook range on current income taxes, Oil Sands operations Crown royalties and Syncrude Crown royalties as well as business environment outlook assumptions for Brent Sullom Voe, WTI at Cushing, WCS at Hardisty, New York Harbor 2-1-1 crack and the Cdn$/US$ exchange rate. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves and any associated policies around current business restrictions, shelter-in-place orders or gatherings of individuals; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Annual Information Form and Annual Report to Shareholders, each dated February 24, 2021, Form 40-F dated February 25, 2021, the MD&A and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Legal Advisory – BOEs

Certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the basis of one barrel to six thousand cubic feet. Any figure presented in boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six thousand cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor or Living our Purpose.

A full copy of Suncor's first quarter 2021 Report to Shareholders and the financial statements and notes (unaudited) can be downloaded at suncor.com/financialreporting.

To listen to the conference call discussing Suncor's first quarter results, visit suncor.com/webcasts.

Media inquiries:

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Investor inquiries:

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1 Beginning in the first quarter of 2021, the company has revised its calculation of operating earnings, a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

2 Combined upgrader utilization rates are calculated using total upgraded production, inclusive of internally consumed diesel and internal transfers. Refer to the Segment Results and Analysis section of the MD&A for further details.

[3] Source: Canada Energy Regulator – https://www.cer-rec.gc.ca/en/data-analysis/energy-commodities/crude-oil-petroleum-products/statistics/weekly -crude-run-summary-data.html